SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Vicor Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.01 per share

(Title of Class of Securities)

925815102

(CUSIP Number of Class of Securities (Underlying Common Stock))

Patrizio Vinciarelli

Vicor Corporation

25 Frontage Road

Andover, Massachusetts 01810

(978) 470-2900

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Gabor Garai, Esquire

Foley & Lardner LLP

111 Huntington Avenue

Boston, Massachusetts 02199-7610

(617) 342-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,204,728	$710

*	Estimated solely for the purpose of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Issuer common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 1,678,155 shares of Issuer common stock and have an aggregate value of $5,204,728 as of May 15, 2013, calculated based on a Black-Scholes option pricing model derived from a price per share of Issuer common stock of $5.58, the closing price of the Issuer’s common stock as reported on the Nasdaq Global Select Market on May 15, 2013.
**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the Transaction Valuation by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $710	Filing Party: Vicor Corporation
Form of Registration No.: 005-43949	Date Filed: May 17, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange (the “SEC”) on May 17, 2013 (the “Schedule TO”), relating to an offer by Vicor Corporation (the “Company”) to its employees and directors to exchange outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), granted under the Company’s Amended and Restated 2000 Stock Option and Incentive Plan, as amended (the “2000 Plan”), on a one-for-one basis, as related to the Common Stock underlying the outstanding options, for a grant of replacement options to purchase shares of Common Stock under the Company’s 2000 Plan.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO and exhibits filed therewith remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO and the exhibits filed therewith. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Exchange filed with the SEC as an exhibit to the Schedule TO (the “Offer to Exchange”).

Amendments to Offer to Exchange, Items 1, 2, 4, 6, 7, and 11 of the Schedule TO, Form of Replacement Option Award Agreement for Replacement Options issued in exchange for Time-Based Eligible Options, and Form of Replacement Option Award Agreement for Replacement Options issued in exchange for Performance-Based Eligible Options.

The Offer to Exchange; Items 1, 2, 4, 6, 7, and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Exchange; the Form of Replacement Option Award Agreement for Replacement Options issued in exchange for Time-Based Eligible Options; and the Form of Replacement Option Award Agreement for Replacement Options issued in exchange for Performance-Based Eligible Options, are each hereby amended and supplemented as set forth below:

1.	The first sentence of the definition of “Retirement” in the Offer to Exchange (page 7) is hereby amended and restated as follows:

You will be deemed by the Administrator to have retired from Vicor or our subsidiaries if: (i) you voluntarily terminate your employment with Vicor or a subsidiary, (ii) you have been a full-time employee of Vicor or a subsidiary for at least five years prior to the date of such termination, (iii) you are a least 62.5 years old on the date of such termination, (iv) you do not obtain any full-time employment or consulting engagement following such termination, and (v) you do not obtain any part-time employment or consulting engagement following such termination that, in the sole discretion of the Administrator, is competitive with the business of Vicor or its subsidiaries.

The foregoing amendment and restatement shall apply to all uses of the terms “Retirement” and “Retire” in the Offer to Exchange.

2.	Section 8(c) of the Terms and Conditions forming a part of (i) the Form of Replacement Option Award Agreement for Replacement Options issued in exchange for Time-Based Eligible Options in the Offer to Exchange (Schedule C) and as Exhibit (d)(B) thereto and (ii) the Form of Replacement Option Award Agreement for Replacement Options issued in exchange for Performance-Based Eligible Options in the Offer to Exchange (Schedule D) and as Exhibit (d)(C) thereto, is hereby amended and restated as follows:

Notwithstanding anything herein to the contrary, if the Award Recipient is an employee of the Company or any of its Subsidiaries, the Award Recipient will be deemed by the Administrator to have retired from the Company or a Subsidiary if: (i) the Award Recipient voluntarily terminates his or her employment with Vicor or a Subsidiary, (ii) the Award Recipient has been a full-time employee of Vicor or a Subsidiary for at least five years prior to the date of such termination, (iii) the Award Recipient is not less than 62.5 years of age on the date of such termination, (iv) the Award Recipient does not obtain any full-time employment or consulting engagement following such termination, and (v) the Award Recipient does not obtain any part-time employment or consulting engagement following such termination that, in the sole discretion of the Administrator, is competitive with the business of Vicor or its Subsidiaries. In such an event, any Options held by the Award Recipient shall remain outstanding and will continue to be subject to the terms and conditions of the 2000 Plan and these Award Terms and Conditions as though the Award Recipient’s employment had not ceased.

Item 12.	Exhibits. The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Patrizio Vinciarelli
Name:	Patrizio Vinciarelli
Title:	Chairman of the Board, President and Chief Executive Officer

Date:	June 13, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Replacement Options, dated as of May 16, 2013

(a)(1)(B)*	Terms of Election

(a)(1)(C)*	Form of Election Form

(a)(1)(D)*	Form of Withdrawal Form

(a)(1)(E)*	Form of Individual Summary of Eligible Options

(a)(1)(F)*	Frequently Asked Questions

(a)(1)(G)*	Employee Presentation

(a)(1)(H)*	Form of Notice Announcing Employee Presentation

(a)(1)(I)*	Form of Notice Confirming Receipt of Election Form

(a)(1)(J)*	Form of Notice Confirming Receipt of Withdrawal Form

(a)(1)(K)	Form of Notice Announcing Approaching Expiration of Option Exchange

(d)(A)*	Vicor Corporation Amended and Restated 2000 Stock Option and Incentive Plan, as amended

(d)(B)*	Form of Replacement Option Award Agreement for Replacement Options issued in exchange for Time-Based Eligible Options

(d)(C)*	Form of Replacement Option Award Agreement for Replacement Options issued in exchange for Performance-Based Eligible Options

*	Previously filed as an exhibit to the Schedule TO filed on May 17, 2013.